

April 24, 2012

Via Facsimile
Mr. William Boecke
Vice President, Chief Financial Officer and Treasurer
Hittite Microwave Corporation
2 Elizabeth Drive
Chelmsford, MA 01824

> **Re: Hittite Microwave Corporation**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 000-51448**

Dear Mr. Boecke:

We have reviewed your filing and have the following comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 49

1.   With a view towards revised disclosure in future filings, please identify each factor that materially resulted in a change in revenues and gross margin, whether positively or negatively, and quantify the impact of each factor. Please refer to Item 303 of Regulation S-K, Release No. 33-8350, and SAB Topic 13.B.

2.   Further, please explain the significant factors which caused the decline in your revenues in the fourth quarter of 2011.

Item 8. Financial Statements

Note 16. Segment, Major Customers and Geographic Information, page F-22

3.   Please tell us how you considered the disclosure requirements of ASC 280-10-50-40 regarding disclosure of information about products and services.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant